Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus Supplement of The J. M. Smucker Company for the registration of debt securities and to the incorporation by reference therein of (i) our report dated June 22, 2011, except Notes E and R pertaining to reportable segments and guarantor and non-guarantor financial information, as to which the date is October 13, 2011, with respect to the consolidated financial statements of The J. M. Smucker Company, appearing in the Current Report on Form 8-K (dated October 13, 2011) and (ii) our report dated June 22, 2011 with respect to the effectiveness of internal control over financial reporting of The J. M. Smucker Company, incorporated by reference in its Annual Report (Form 10-K) for the year ended April 30, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Akron, Ohio

October 13, 2011